

Securities and Exchange Commission SE
Trading and Markets

MAR 0 4 2019

RECEIVED



19008180

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL

OMB Number:	3235-0123
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SEC FILE NUMBER

8-46575

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2018___ AND ENDING___12/31/2018___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dresner Investment Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 N. Clark Street, Suite 3550

OFFICIAL USE ONLY

FIRM I.D. NO.

(No. and Street)

Chicago	Illinois	60602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROXANNA DAVIS 312-780-7222

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ostrow Reisin Berk & Abrams, Ltd.

(Name – *if individual, state last, first, middle name*)

NBC Tower Suite1500, 455 N. Cityfront Plaza Drive	Chicago	Illinois	60611
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, __STEVEN M. DRESNER__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __DRESNER INVESTMENT SERVICES, INC.__ , as of __DECEMBER 31__ , 20 __18__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

PRESIDENT
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**DRESNER INVESTMENT
SERVICES, INC.**

YEAR ENDED DECEMBER 31, 2018

CONTENTS



Report of Independent Registered Public Accounting Firm

Board of Directors and shareholder
Dresner Investment Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Dresner Investment Services, Inc. (the Company) as of December 31, 2018, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Dresner Investment Services, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

1

NBC Tower, Suite 1500 | 455 N. Cityfront Plaza Drive | Chicago, IL 60611-5313 | O 312.670.7444 | F 312.670.8301 | **ORBA.COM**

Independent Member of BKR International

Auditors' Report on Supplemental Information

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Act of 1934 and the computation for determination of reserve requirements and information relating to possession and control requirements under Rule 15c3-3 (exemption) of the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ostrow Reisin Berk + Abrams, Ltd.

We have served as Dresner Investment Services, Inc.'s auditor since 2005.

Chicago, Illinois
February 28, 2019

DRESNER INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS

Current assets:	
Cash and cash equivalents	$ 3,148,714
Trade receivables, less allowance for doubtful accounts	
of $1,042,908	965,459
Prepaid expenses	40,822
Investments, at cost	249,082
Total current assets	4,404,077
Property and equipment:	
Computer equipment	23,043
Furniture	4,125
Automobile	42,927
Total Property and equipment	70,095
Less accumulated depreciation	(63,279)
Property and equipment, net	6,816
Other assets	
Deferred tax asset	3,500
Total assets	$ 4,414,393

See notes to financial statements.

December 31, 2018

LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities:		
Accounts payable	$	6,507
Accrued expenses		79,017
Deferred rent		14,417
Due to affiliates		440,322
Total current liabilities		540,263
Long-term liabilities:		
Distribution payable		527,391
Deferred rent		9,663
Total long-term liabilities		537,054
Total liabilities		1,077,317
Shareholder's equity:		
Common stock, no par value; authorized 1,000,000 shares;		
issued and outstanding 100,000 shares		7,615
Paid-in capital		25,000
Retained earnings		3,304,461
Total shareholder's equity		3,337,076
Total liabilities and shareholder's equity	$	4,414,393

See notes to financial statements.

DRESNER INVESTMENT SERVICES, INC.

STATEMENT OF INCOME

Year ended December 31, 2018	
Revenues:	
Success fee income	$ 4,344,185
Consulting fee income	500,000
Expense reimbursement	59,242
Other income	3,000
Total revenues	4,906,427
Operating expenses:	
Support services	726,628
Bad debts	131,328
Occupancy	211,172
Communications	46,919
Wages and benefits	3,241,215
Total operating expenses	4,357,263
Operating income	549,164
Financial income (expense):	
Interest income	2,236
Interest expense	(35,195)
Total financial expense, net	(32,959)
Income before income tax expense	516,205
State income tax expense	(10,551)
Net income	$ 505,654

See notes to financial statements.

DRESNER INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

	Common stock	Paid-in capital	Retained earnings	Total shareholder's equity
Balance, December 31, 2017	$ 7,615	$ 25,000	$ 2,798,807	$ 2,831,422
Net income			505,654	505,654
Balance, December 31, 2018	$ 7,615	$ 25,000	$ 3,304,461	$ 3,337,076

See notes to financial statements.

DRESNER INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS

Year ended December 31, 2018

Cash flows from operating activities:	
Net income	$ 505,654
Adjustments to reconcile net income to cash	
used in operating activities:	
Depreciation	966
Provision for bad debts	131,329
Deferred rent	(10,736)
(Increase) decrease in operating assets:	
Trade receivables	(974,570)
Prepaid expenses	8,725
Increase (decrease) in operating liabilities:	
Accounts payable	837
Accrued expenses	15,064
Due to affiliates	210,874
Income tax payable	(1,144)
Net cash used in operating activities	(113,001)
Cash flows from investing activities:	
Purchase of investments	(249,082)
Purchase of property and equipment	(2,707)
Net cash used in investing activities	(251,789)
Cash flows from financing activity:	
Distribution payable	(30,000)
Net cash used in financing activity	(30,000)
Decrease in cash and cash equivalents	(394,790)
Cash and cash equivalents, beginning of year	3,543,504
Cash and cash equivalents, end of year	$ 3,148,714
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ 35,195

See notes to financial statements.

DRESNER INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

1. Description of business

Dresner Investment Services, Inc. (the Company) was incorporated in Illinois on April 12, 1993. The Company, which was admitted as a Financial Industry Regulatory Authority (FINRA) (formerly known as NASD) member in 1994, provides investment banking services for middle market companies. These services include advising clients on mergers and acquisitions, divestitures, recapitalizations, placement of debt, equity securities and corporate valuations.

The Company's shareholder is also the sole shareholder of three other legal entities sharing common ownership and management control. These entities were incorporated to provide management, professional and consulting services and are not subject to regulatory agencies' oversight. (See Note 8).

2. Summary of significant accounting policies

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Trade accounts receivable:

Trade accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and equipment and related depreciation:

Property and equipment are stated at cost. Provisions for depreciation of property and equipment are computed under accelerated and straight-line methods over the estimated useful lives of the assets.

2. Summary of significant accounting policies (continued)

Investments:

Investments consist of U.S. Treasury bills, which the Company plans to hold to maturity. Accordingly, these investments are carried on the Statement of Financial Condition at cost.

Deferred rent:

The Company's operating lease agreement for its office space contains provisions for future rent increases and a period of rent abatement. The Company records monthly rent expense equal to total payments due over the lease term, divided by the number of months in the lease term. The difference between rent expense recorded and the amount paid is credited or charged to "Deferred rent" which is reflected as a separate line item in the accompanying statement of financial condition.

Income taxes:

The Company uses the cash method of accounting for tax reporting purposes and the accrual method of accounting for financial statement purposes.

Since its inception, the Company elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code. Under these provisions, the Company is not required to pay federal income taxes on its income, if any. Instead, the shareholder of the Company is liable for the federal income taxes on his respective share of the Company's income, if any. However, the Company is liable for state income taxes, where applicable. State income tax expense was $10,551 for the year ended December 31, 2018.

The Company provides for deferred income taxes based on the asset and liability method. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effects of these differences are immaterial as of December 31, 2018.

3.   Revenue recognition

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers: Topic 606 (ASC 606), to supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States of America (GAAP). The Company adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach.   Initial application of ASC 606 was applied to all contracts on the date of adoption.   The adoption did not have a material impact on the timing or amounts of the Company's revenue recognition, but impacted the disclosures within the notes to the financial statements.

The Company's revenue consists of success fee income, consulting fee income, and revenue expense reimbursements.

Success Fees

The Company's success fee revenue for advisory arrangements is generally recognized at the point in which performance under the arrangement is completed (the closing date of the transaction) or another date included in the contract.

Consulting Fees

Consulting Fee revenue is recognized over time for consulting arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under specific contracts.

Expense Reimbursements

Reimbursable Expense Revenue is recognized over the time-period in which the expense is incurred and billed. Revenue includes all amounts billed to clients during the year and adjustments for the settlement of previously billed and disputed fees. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2018, all amounts were immaterial.

4. Credit risk

The Company maintains its cash in bank accounts which, at times, may exceed federally-insured limits. The Company has uninsured balances approximating $ 2,558,600 at December 31, 2018. Management believes that the Company is not exposed to any significant credit risk on cash

5. Major clients

Two clients accounted for approximately 82% of the Company's revenue for the year ended December 31, 2018. One client accounted for approximately 45% of the accounts receivable at December 31, 2018.

6. Employee retirement plan

The Company and its affiliates have a defined-contribution retirement plan (401(k) plan) with a profit-sharing feature covering substantially all employees. Under the plan, the Company may make a discretionary contribution based on salary and contributions of all employees who meet the service requirements as prescribed by the plan. The expense related to this plan allocated to the Company was $117,933 for the year ended December 31, 2018.

7. Lease commitments

The Company shares occupancy costs of its office facilities in Illinois with the three entities described in Note 8. Each entity is responsible for its agreed-upon share of base rent and real estate taxes and operating expenses of the facilities and the Company has recorded its proportionate share of expenses. The Company leases its office space under a non-cancelable lease which expires in July 2020.

For the year ended December 31, 2018 rent expense for its operating lease was $194,354.

The total remaining annual minimum rental payments are as follows:

Year ending December 31:	Amount
2019	148,774
2020	88,037
Total	$ 236,811

8. Related party transactions

Dresner Capital Resources, Inc. (DCR), one of the related corporations which is wholly-owned by the sole shareholder of the Company, provides all of the administrative support services. DCR pays a majority of the Company's office expenses and other costs, including payroll and related payroll taxes.

Allocation of expenses, referred to as "support services," are made by DCR to the Company and its affiliates. Expenses specific to the Company and its affiliates are allocated directly to the entity to which the expense applies. If the expense does not specifically apply to the Company or its affiliates, they are apportioned based on an allocation percentage determined by management. The Company received $204,884 from DCR for these services in 2018.

Dresner Corporate Services, Inc. (DCS) is also a related entity. The Company received $5,990 from DCS for administrative support services, wages and other overhead in 2018.

The Company also paid a monthly management fee to the Midnight Corporation, a related entity that is owned by a family member of the sole shareholder of the Company. The Company paid approximately $14,400 in management fees to this related entity in 2018.

The following amounts were due to the above related companies.

December 31, 2018		
Dresner Capital Resources, Inc.	$	434,017
Dresner Corporate Services, Inc.		6,305
Total	$	440,322

9. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed a 15 to 1 ratio. At December 31, 2018, the Company had regulatory net capital of $2,320,479, which was $2,248,658 in excess of its required net capital of $71,821. At December 31, 2018, the Company's net capital ratio was .46 to 1. Withdrawals of capital are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

10. Subsequent events

Management of the Company has reviewed and evaluated subsequent events from December 31, 2018, the financial statement date, through February 28, 2019, the date the financial statements were issued.

DRESNER INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2018	
Total shareholder's equity	$ 3,337,076
Deductions and/or charges:	
Nonallowable assets:	
Property and equipment:	(6,816)
Other assets	(1,009,781)
Adjusted net capital	2,320,479
Minimum net capital requirement (6-2/3% of liabilities)	71,821
Excess net capital	$ 2,248,658
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 1,077,317
Percentage of aggregate indebtedness to net capital	46.43%

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2018 unaudited FOCUS II Report.

DRESNER INVESTMENT SERVICES, INC.

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO THE POSSESSION AND CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF
1934**

YEAR ENDED DECEMBER 31, 2018

The Company does not clear securities transactions or take possession and control of securities for customers and, therefore, is exempt from the possession and control and reserve requirements of Rule 15c3-3 Paragraph (k)(2)(i) under the Securities Exchange Act of 1934.


DRESNER PARTNERS
INVESTMENT BANKING

December 31, 2018

Ostrow, Reisin, Berk and Abrams, LTD
NBC Tower - Suite 1500
455 N. Cityfront Plaza Dr.
Chicago, IL 60611-5313

EXEMPTION REPORT OF DRESNER INVESTMENT SERVICES, INC.

Dear Sirs,

We are claiming an exemption relating to the possession and control requirements under Rule 15c3-3 of the Securities Exchange Act of 1934, in which Dresner Investment Services, Inc. identified the following provision of 17 C.F.R of the provisions in paragraph (k)(2)(i) of SEC Rule 15c3-3. Therefore, Dresner Investment Services, Inc. claims an exemption from maintaining a "Special Account for the Exclusive Benefit of customers".

Dresner Investment Services, Inc. has met the identified exemption provisions listed above throughout the entire recent fiscal year without exception.

Sincerely,

Steven M. Dresner
President

DRESNER PARTNERS
20 North Clark Street, Suite 3550, Chicago, IL 60602
T: 312.726.3600 • F: 312.726.7448
www.dresnerco.com
Member: FINRA, SIPC



Report of Independent Registered Public Accounting Firm

Board of Directors and shareholder
Dresner Investment Services, Inc.

We have reviewed management's statements, included in the accompanying computation for determination of reserve requirements and information relating to possession and control requirements under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Dresner Investment Services, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (2)(i) (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 28, 2019

16

NBC Tower, Suite 1500 | 455 N. Cityfront Plaza Drive | Chicago, IL 60611-5313 | O 312.670.7444 | F 312.670.8301 | **ORBA.COM**

Independent Member of BKR International



Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Board of Directors and shareholder
Dresner Investment Services, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Dresner Investment Services, Inc. (the Company) and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

17

NBC Tower, Suite 1500 | 455 N. Cityfront Plaza Drive | Chicago, IL 60611-5313 | O 312.670.7444 | F 312.670.8301 | **ORBA.COM**

Independent Member of BKR International

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk - Abrams, Ltd.

Chicago, Illinois
February 28, 2019

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended __12/31/2018__
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

46575 FINRA DEC

DRESNER INVESTMENT SERVICES, INC.
20 NORTH CLARK STE 3550
CHICAGO, IL 60602

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ __7,360.00__

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (__1,080.00__)
      7/11/18
      _____
      Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ __6,280.00__

   G. **PAYMENT: √ the box**
      Check mailed to P.O. Box [✔] Funds Wired [ ]   ACH [ ]
      Total (must be same as F above) $_____

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dresner Investment Services, Inc.
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the __25__ day of __February__ , 20__19__ .

President
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2018
and ending 12/31/2018

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 4,908,663.00

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 2,236.00

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)   2,236.00

Total deductions   2,236.00

2d. SIPC Net Operating Revenues $ 4,906,427.00

2e. General Assessment @ .0015 $ 7,360.00

(to page 1, line 2.A.)

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